Exhibit 15.1

Investor Update

Fundrise iPO: 2021 year in review

Highlights from the company’s performance over the last year and a look at our plans for continued growth in 2022.

Dear Fellow Shareholders,

Roughly ten years ago, we set out on a mission -- to build a better financial system for the individual by disrupting the private investment industry.

Now, nearly a decade into this endeavor, it feels appropriate to step back for a moment to take stock of both what we’ve accomplished, and more importantly where we want to go.

We started then with what seemed (at least to us) like a relatively simple idea: provide more people with greater access to better investments. And use technology to do it in a low-cost, low-fee approach.

Looking back, it is perhaps unsurprising that at the time most everyone we spoke to from within the industry told us how truly bad of an idea they thought it was to focus on people rather than on institutions. While each had their own specific wisdom to impose, they all more or less said some variation of “why bother?”.

In hindsight, 2021 may prove to be the year that many of those same experts start to understand what it is we’ve been building this whole time.

Looking back at 2021

Over the years, we’ve tended to point to two primary measures of growth as key metrics for the business, the first being the traditional measure of AUM (assets under management) and the second being the number of active individual investors.

In 2021 we made substantial progress across both, with AUM growing nearly 80% to end the year at approximately $2.4B, while the investor base grew by slightly under 50% to more than 217k individuals.

	Dec 31, 2020	Dec 31, 2021	YoY growth
Assets under mgmt.[1]	$1.347 billion	$2.412 billion	▲ 79.1%
Active investors	148,336	217,672	▲ 46.7%
Employees	129	246	▲ 90.6%

1. Approximate, rounded to the nearest million

Growth through innovation

The notion that we track and value the number of individual investors is in and of itself a perfect encapsulation of both how different Fundrise is and how big of an opportunity lies in front of us.

It also helps explain why so many of those early industry insiders failed to see the potential of what was possible.

Despite its $8 trillion size, the private investment industry is today still an old-fashioned, analog, enterprise sales business, nearly unchanged since the 1990s. In this model, scale comes from a handful of highly compensated sales people closing a small number of increasingly larger sales. You can forgive someone accustomed to raising capital in billion dollar allotments for not seeing much value in $1000, $100, or even $10 transactions.

Compounding growth is afterall notoriously difficult to appreciate, and as a result often undervalued.

Case in point, Fundrise is now on track to be, if not already, one of the top 50 largest private real estate investors in the world when looking at annual capital raised*, and, more importantly, may have the highest relative growth rate.

As strange as it is to say (given our generally conservative nature) even these top line growth metrics, in our opinion, still fail to capture the scope of the foundation we’ve laid.

Over the past twelve months alone, we launched our flagship interval fund delivering greater diversification and lower costs while simultaneously unlocking uncapped fundraising potential. Our proprietary software infrastructure has allowed us to lower the marginal cost of a new investor to nearly zero, making it possible to relaunch the Starter portfolio with a $10 investment minimum, and in doing so dramatically reduce the barrier to entry from what was already magnitudes less than industry norms. Additionally, we built out our own full scale real estate operating platforms, allowing us to deploy more capital, more efficiently, into specific targeted investment strategies, while again lowering costs by integrating what was previously outsourced to third parties.

A paradigm shift

Meanwhile, a paradigm shift is underway as a series of major macro-trends continue to unfold, including:

●	The retirement of the baby boomers and the subsequent decline of the defined benefit pension industry
●	The rise of the millennial generation and the largest wealth transfer in human history
●	The growing demand from all investors for greater access to alternatives and private markets
●	The movement in the private investment industry towards perpetual capital and the retail investor

As each plays out, we expect to see significant upheaval as many of the existing market leaders struggle to adapt to new norms.

Disruption is an interesting phenomenon and a topic we spend a fair amount of time thinking about. One of the most interesting aspects is how often a dominant incumbent loses out to a seemingly unthreatening upstart…despite the incumbent market leader not only having all the power and resources but often being fully aware of this repeating pattern.

In his book, The Innovator’s Dilemma, Clayton Christensen analyzes this process concluding that the incumbent market leader by its nature optimizes to serve the most profitable customers in the most efficient manner and in doing so creates an inherent (and logical) resistance to change.

Meanwhile as time goes on, technological advances create new possibilities and the new entrant upstart is able to find a foothold at the less profitable lower end of the market, where customers aren’t being served. Overtime, the new entrant upstart with the help of new technology is able to innovate and iterate their way to a better product (or process/service) eventually surpassing and replacing the incumbent.

It’s hard not to see the obvious parallels to our industry and while we could probably write several hundred pages on how exactly we see the process playing out, at a high-level it should help to clarify why our focus has and continues to remain on continuous new technology and product development, and serving the broadest investor base possible.

Of course it would not be a Fundrise letter without reiterating that we view all of this through a long-term lens, with the belief that we are still in the very early stages of what is likely to be a multi-decade industry transformation.

Now, as we begin 2022, we are extremely encouraged about the position we find ourselves in. The company has more new products underway today than at any point in its history. We are discovering that scale is making it possible to attack and go after more and bigger opportunities than we ever imagined. And it feels as though the need for what we are building is even more critical today than when we first started. In short, the flywheel is accelerating. So look forward to some exciting announcements throughout the year.

As always, we want to thank you for your continued support. Together, we are redefining an industry. Until next time…

Onward,

Ben and the entire Fundrise team

P.S. - A question we receive from our iPO investors is, “when are you going public?” The answer, at least in this moment, is likely not this year. However, given our rate of progress, and assuming we don’t see significant changes in external market conditions, we are hopeful the potential for doing so lies not far beyond.

* Based on data from the 2021 PERE 100 Rankings; however, there can be no assurance that such performance can be achieved.